

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Yusuke Shono
Chief Executive Officer and Director
Warrantee Inc.
1103, Kitahama Craft
2-4-1 Doshomachi, Chuo-ku
Osaka City, Osaka 541-0045, Japan

> **Re: Warrantee Inc.**
> **Registration Statement on Form F-1**
> **Filed June 10, 2022**
> **File No. 333-265511**

Dear Mr. Shono:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed June 10, 2022

Use of Proceeds, page 32

1.   State the approximate amount of the net proceeds intended to be used for each of the purposes listed in this section. See Item 504 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact James Giugliano at 202-551-3319 or Linda Cvrkel at 202-551-3813 if you have questions regarding the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Trade & Services

cc: Daniel K. Donahue, Esq.